Exhibit (a)(1)(C)

NABI BIOPHARMACEUTICALS

OFFER TO PURCHASE FOR CASH

UP TO $23,000,000 IN VALUE OF SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE NOT GREATER THAN $1.72

NOR LESS THAN $1.58 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, AT THE END OF THE DAY, NEW YORK CITY TIME, ON MONDAY, JULY 30, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

July 2, 2012

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Nabi Biopharmaceuticals, a Delaware corporation (“Nabi” or the “Company”), is offering to purchase for cash up to $23,000,000 in value of shares of its common stock, $0.10 par value per share (the “Shares”), at a purchase price of not greater than $1.72 nor less than $1.58 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated July 2, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be supplemented or amended from time to time, constitute the “Offer”). Unless the context requires otherwise, all references to Shares shall refer to the shares of common stock, $0.10 par value per share, of Nabi. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, Nabi will determine a single per Share price, not greater than $1.72 nor less than $1.58 per Share, that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the number of Shares tendered and the prices specified by tendering stockholders. Nabi will select the single lowest price (in multiples of $0.02) (the “Purchase Price”) within the price range for the Offer that will allow it to purchase $23,000,000 in value of Shares (or a lower amount if not enough Shares are properly tendered to allow it to purchase $23,000,000 in value of Shares). Nabi will purchase all Shares validly tendered at prices at or below the Purchase Price and not properly withdrawn upon the terms and subject to the conditions set forth in the Offer, including the provisions relating to proration described in the Offer to Purchase.

Only Shares properly tendered and not properly withdrawn will be purchased. On the terms and subject to the conditions of the Offer, if more than $23,000,000 in value of Shares (or such greater value of Shares as Nabi may elect to purchase, subject to applicable law and the limits set forth in the Transaction Agreement (as defined in the Offer to Purchase)) are properly tendered and not properly withdrawn, Nabi will purchase Shares at the Purchase Price from all holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Nabi has acquired $23,000,000 in value of Shares. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at Nabi’s expense to the stockholders who tendered such Shares promptly after the Expiration Date.

Nabi expressly reserves the right, in its sole discretion, to elect to purchase more than $23,000,000 in value of Shares in the Offer subject to applicable law and the limits set forth in the Transaction Agreement. See Section 1 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase dated July 2, 2012;

2.	The Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9) for your use and for the information of your clients, together with the accompanying Substitute Form W-9;

3.	A printed form of letter which you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients’ instructions with regard to the Offer; and

4.	A return envelope addressed to American Stock Transfer & Trust Company, LLC, as Depositary for the Offer.

Certain conditions of the Offer are described in Section 6 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day, on Monday, July 30, 2012, unless the Offer is extended.

For Shares to be tendered properly pursuant to the Offer the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or (in the case of book-entry transfer) an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary.

Nabi will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding their Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender Shares through the nominees and not directly to the Depositary. Nabi will, however, upon request, reimburse brokers, dealers and commercial banks for reasonable and necessary costs and expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Nabi, the Information Agent or the Depositary for purposes of the Offer. Nabi will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in the Offer to Purchase.

Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the Offer should be addressed to Morrow & Co., LLC, as Information Agent, 470 West Avenue, Stamford, Connecticut 06902, stockholders call toll-free (800) 607-0088 or banks and brokerage firms call (203) 658-9400.

Very truly yours,

Nabi Biopharmaceuticals

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF NABI, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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